BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ - 60.872.504/0001-23   A Publicly Held Company             NIRE 35300010230


                          MEETING OF THE FISCAL COUNCIL
                                OF MARCH 10, 2003
                                -----------------


         On March 10, 2003, the members of the Fiscal Council elected by the Extraordinary General Meeting of November 1, 2002 met at the head office of BANCO ITAU HOLDING FINANCEIRA S.A. for the purpose of: a) being inaugurated in their respective posts, their annual term of office to expire on the inauguration date of those members elected by the Annual General Shareholders' Meeting of 2003; b) instituting this Fiscal Council's Internal Rules.

         The meeting having been declared open and in the presence of Dr. Olavo Egydio Setubal, Chairman of the Administrative Council, and the elections having been ratified by the Central Bank of Brazil as confirmed in correspondence DEORF/GTSP2-2003/0205 of February 28, 2003, the inauguration of the Fiscal Council's members was duly formalized through the signature of these minutes.

         Proceeding with the agenda, the Councilor Dr. Gustavo Loyola addressed Council members as to the question of providing the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A. with its own set of rules for disciplining the Council's operations, the presentation of opinions and the raising of pertinent matters with management bodies and at the company's General Shareholders' Meeting.

         The Councilor Loyola emphasized that in his opinion this procedure would organize and rationalize the Council's work, for this purpose proposing that the draft of the proposed Internal Rules be examined.

         After due examination of this draft, the following was unanimously approved by the Councilors

                         "RULES OF THE FISCAL COUNCIL OF
                       BANCO ITAU HOLDING FINANCEIRA S.A.
                       ----------------------------------

Article 1 - This set of rules regulates the workings of the company's Fiscal Council, the presentation of opinions and the raising of pertinent matters by council members with management bodies and at the company's General Shareholders' Meeting.

                                   Composition
                                   -----------

Article 2 - When installed, the Council will comprise 3 (three) to 5 (five) effective members and an equal number of deputies, elected by the General Shareholders' Meeting, one of whom being the President, elected by the councilors themselves.

Paragraph 1       It is incumbent on the President to preside at the Council's meetings and to represent it at meetings with other corporate bodies, including the participation in the Annual General
                  Shareholders' Meeting for the purpose of providing

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
Meeting of the Fiscal Council of March 10, 2003

                  opinions and to communicate matters raised by the Council. The President also has the responsibility of replying to requests for information and clarifications on behalf of shareholders, however, without detriment to the presence and the opinion of any of the other councilors.

Paragraph 2       The effective member (including the President) will be
                  substituted by his/her respective deputy in the case of absences, incapacity, resignation or death.

                                     Powers
                                     ------

Article 3 - It is incumbent upon the Council to perform the functions pursuant to Article 163 of Lei 6,404/76.

                 Meetings: Convening, Installation and Decision
                 --------- ------------------------------------

Article 4 - The Council will hold ordinary meetings up to the last day of the third month subsequent to each calendar quarter and extraordinarily whenever necessary to decide upon urgent matters.

Paragraph 1       The Council's meetings will be convened by the President, on his/her own initiative or at the duly substantiated request of any councilor, the respective convening notices - to be delivered at least 48 (forty-eight) hours prior to the meeting by hand-delivered letter or by telex or fax - containing the agenda of matters to be discussed at the meeting.

Paragraph 2       The necessity of sending convening notices to meetings is
                  waived should all Council members be present.

Article 5 - The Council's meetings may be validly installed when there is a minimum quorum present of a majority of the Council's members, decisions being adopted by the majority of the members present, the President having the deciding vote in the event of a tie.

Sole Paragraph    The councilor dissenting from any the Council's decisions may register his/her dissenting opinion in the Council's minutes as well as notifying such to management bodies or to the next
                  General Shareholders' Meeting.

Article 6 - The Council will meet at the company's head offices or at any other location, however, in the latter instance, only if all members participating in the Council's meeting have given their prior agreement.

Article 7 - The minutes of the Council's meetings will be transcribed in the Register "Fiscal Council's Meetings and Opinions", which will be held together with remaining corporate registers at the company's head office.

             Request for Information, Clarifications and Statements
             ------------------------------------------------------

Article 8 - The Council, through the person of its President, as a result of a request (written and full substantiated) from any of its members, may request management bodies or the company's

BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 3
Meeting of the Fiscal Council of March 10, 2003

independent auditors all necessary clarifications or information for the Council to perform its duties as well as the preparation of financial or special accounting statements.

Sole Paragraph    Should the Council decide that the request for information is inappropriate, the same may still be sent to the company's management, however attaching the relevant item in the meeting's minutes relative to the question.

Article 9 - Documents and information that have not been published in accordance with legal procedures, and have been released by management to the Council, shall remain confidential to protect the interests of the company, its shareholders and the Market. Such documents and information may not be disclosed to third parties except in the case of the necessity of presentation to the independent auditors.

Article 10 - The Council shall always respond to any request from the company's shareholders pursuant to Paragraph 6 of Article 163 of Law 6,404/76, always in writing and through its President.

                Other Contingencies not Covered by the Foregoing
                ------------------------------------------------

Article 11 - Other contingencies not covered by the foregoing will be settled at the Council's meeting."

         The meeting, having examined Article 2 of the Internal Rules herein approved, the Councilors decided to elect Dr. Gustavo Jorge Laboissiere Loyola as President of the Fiscal Council for the current term of office.

         The proposal was approved by all, Dr. Gustavo Loyola expressing his thanks for the vote of confidence and placing himself at the disposal of his fellow members in the performing of their duties.

         There being no further matters on the agenda, the meeting was declared closed. Having been transcribed, read and approved, these minutes were signed by all. Sao Paulo-SP, March 10, 2003. (signed) Olavo Egydio Setubal - Presidente do Conselho de Administracao; Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima - Effective Members; Jose Marcos Konder Comparato, Jose Roberto Brant de Carvalho and Walter dos Santos - Deputy Members.


                                                 ALFREDO EGYDIO SETUBAL
                                               Investor Relations Director